2024 REPORT

hobbyDB


hobbydb
The place all collectors can call home.

LETTER

Dear investors,

2024 was a very busy year for hobbyDB! Thanks to the incredible work of the team and the Squad, the Database and Price Guide continued to grow! By the end of 2024, we had impressive 976,905 items in the database and 6.1M price points in the guide. And it didn't take long for us to hit 1 Million items in the Database in the first quarter of 2025 :) Our membership grew to a 701K members and we zoomed past 500,000 App downloads. Towards the end of the year, we worked really hard on improving the App experience, both with a better UX on mobile and also by adding OAuth to help with any log in issues that folks were experiencing. We also introduced trading which is especially helpful for our Hard Rock Pin Community. In September we launched a new revenue stream, our Premium Subscription service. While change can often be surprising

to many, we did receive a lot of support from our Shareholders, Squad members, and power users. We introduced new Premium features such as Collection Exports, Gain and Loss Reports, Unlimited Selling and Trading, Wish List Exports and more. Our conversion rate began at an impressive 5% and throughout 2025, we will continue to optimize the feature set as well as conversion so that Premium can become a meaningful source of revenue for the business and we do not have to depend on Ad revenue alone.

As always, the Squad was essential to hobbyDB's success this year. We hosted several record weekends over the year which earned Squad members exclusive badges and ensured the Squad got early access to all of our exciting hobbyDB Exclusives launched over the year.

We need your help!

1. Have a database of collectibles or know someone that does? Let us know so we can help ensure that the data is preserved forever on hobbyDB.

2. If you haven't already, join the powerful Volunteer Squad to help ensure the data is always clean and up to date.

3. Like us on all of our social channels and share our news with your followers when you are excited about an update.

4. Download the App and if you love it, make sure to let the world know by giving it a 5 star rating.

5. Tell your friends about hobbyDB and invite them to join!6. If you haven't tried Premium, give it a try and let us know what you think! We want to ensure it has all the right features to make it worthwhile :)

Sincerely,

Christian Braun

Collector of Collectors & CEO

Ted Huffman

Board Member

Miguel Mascarenhas

Board Member

Peter Reschke

Board member

How did we do this year?

REPORT CARD



☺ The Good

Thanks to the Squad, we ended the year with an impressive 976,905 items in the database and 6.1M price points in the guide.

We zoomed past 500,000 App downloads, members have 55M items in their collections and 10M items in their wish lists.

We launched Premium, a subscription model that represents a new revenue channel for the business.

☹ The Bad

Similar to other companies, we got a spam attack from multiple bots trying to message our members. This has been resolved.

Although the Premium was met with a lot of support, we did get push back from some users who were used to a free service.

Our advertising revenue decreased, making so we had to cut costs by reducing the size of the team.

2024 At a Glance

January 1 to December 31



$448,659 [36%]
Revenue



-$333,767
Net Loss



$389,725 +42%
Short Term Debt



$118,807
Raised in 2024



$28,536
Cash on Hand
As of 03/19/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$698,844

$448,659

-$101,156

-$333,767

2023

2024

Net Margin: -74%   Gross Margin: 84%   Return on Assets: -157%   Earnings per Share: -$0.02

Revenue per Employee: $224,329   Cash to Assets: 12%   Revenue to Receivables: 1,048

Debt Ratio: 226%

📄 HobbyDB_Financial_Statements_and_Report_2023_SIGNED.pdf

📄 HobbyDB_Corp_Financial_Statements_2024.pdf

We ♥ Our 1,653 Investors

Thank You For Believing In Us



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Diep Le
Rosa Lopez
Cathy Fahrmeyer
Henry Soo
Chandar Ramanathan
Michael Plank
Richard Lindhe
Alex Wright
Lawrence Shaw
Thomas Leib JR
Michael Bonifonte
Calvin Mcdonald
Matthew Daughdrill
Arturo Saldana
Justin Shephard
Jeff Tomassini
Shawn Steele
Jeremy Joseph Boyd...
Bryan Carque
Thomas Kinney
Julio Aviles
William Peter...
Jared E Fay
Andrew Price
Lineal Shaw
Gai Lanne Pepper
Jeff Brewitt
Christopher Lambros
David Wood
Chris Gallagan
Al Klug
Jonathan Till
Randy Lollar
Matthew Trafton
Michael Cole
Jeremy Coy
Agustin Garibay
Toy Denafo
Joseph Odom
Anthony DeLuca
IRA Friedman
Adam Vincent
Kim Allen
Warner M Stafford III
Jared Macdonald
Eric Xu
Catherine Davies

David Lecours
Nixon Yang
Matthew Richard...
Craig Lombardi
Angela BROWN
John Shuniya
Tyler Grossman
Peter A Gigante
Eugene A RICHARDS
Aj Anderson
Isaac Nelson
Bao Nguyen
Matt Burchell
Frank Mark
Anthony Thrift
Jarrod Tapper
Jerry Liudahl
Stacey Crosby
Wes Howard
Michael Chaby
Jacqueline Fulmer
Ken Volpp
Andrew Min
Bryan Knight
Mark Bender
Susan James
Damian Morgan
Arthur Hill
Matthew Vaughn
Brendon VETUSKEY
Yu Yiu Tung
Jeffrey Tackett
Brian Byrom
Alex Leard
Juan Munoz Jr
John Beharry
Victor Marcial
Amie Buck
Mick Hall
Christian Pamp
Justin Ramsey
Dennis Anthony...
Brian Wilkinson
Alejandro Martin
Stephen Wysock
Louis Menendez
Russell Goodman
Robert Duggan
Karl Schnelle
Dan Clinkscale
Adrienne Therrell
David Lee Arbuckle
Rusty Dalton
Heather Finney

Kandice Griffin
Trenee Fregoso
Jeff Thomas
Damian Garza
Bryan Benedict
James Conkey
Tyrone Evans
Jeremy Gormaz
Rick Ansay
Bryan Lampl
Carolyn Treska
Anthony Langon
Michael J Tompkins
Kassidy Martz
Savannah Davis
Charles Knight
Peter Scavuzzo
Jennifer L Dilbeck
Jeremiah Simpson
Christopher James...
Keith Mautner
John Savinelli
Dan Turner
Nathan Kruger
Catrina Sexton
Scott Green
Eric Valentin
Mary Olson
Dana Wilson
Joseph Houck
Todd Fiucci
Louis Coletti
Joann Vanak
Shalaina Blount
Cheol Eung Kim
Vicki Dearduff
Philip Land
Daniel Sweeney
Werner Heidecke
Dean Walker
Gil Dagon
Avery Bunker
Rob Merrill
Jeff Samaniego
Michele Hanshew
John Martin Merritt
Sal Sanca
Vincent Flores
William Dock
Troy Lutcavage
Diego De Dios Muñoz
Jamie Frentz
Lauren Heimburger
Houston Kirby

Garrett McKay
Martin Nwosu
Oralia Gil
Mark Claravall
Eckehard Scherf
Vinson Sullivan
Amit Bansal
John Roston
John Hernandez
Paul Deardorff
Juan Marquez
Harold Paulo Bautista
Mark Michaelsen
Eric Haydt
Edward Reyes
Travis Giarde
Ivan Rodriguez
Cory Baker
Maria Vizcarra
Amir Hudson
Christopher Hernandez
Steve Lesperance
Alan D Goering
Lisa Scavuzzo
Micah Shope
Gary Grennan
John Gabel
Richard Engesser
Jimmy Nichols
Daniel Newman
Manuel Segura
Norman Utsey
Rafael Vilaplana
Damon Mcleland
Holger Rother
James Russell
Nate Denning
Jonathan Reinoso
Giovanni Kapa
Y Maiya Lopez
Alberto Reyes
Paul Kiefert
Timothy Gill
Anthony Douthit
Jason LaRusso
Kevin McArley
Richard Desales
Benjamin Nava
Jennifer Thurston
Jared Mondell
Caroline L.
Michael Protomastro
Desiree DeRouen
Garrett Moore

Thank You!

From the hobbyDB Team



Christian Braun 𝕏 in

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain &...



Alexandra Lindsay in

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



Christopher Caruk in

Crafter for Collectors & Development

More than 40 years in technology, the last 25 years in executive positions.

Details

The Board of Directors

Director	Occupation	Joined
Ted Huffman	President @ Addion	2020
Miguel Mascarenhas	Co-Founder @ Fixando B.V.	2023
Christian Braun	CEO @ hobbyDB	2013
Peter Reschke	Retired @ N/A	2020

Officers

Officer	Title	Joined
Christian Braun	CEO	2013

Voting Power

Holder	Securities Held	Voting Power
Christian Braun	4,896,309 Common and Preferred	28.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
09/2013	$75,000	Common Stock	Regulation D, Rule 506(b)
09/2015	$18,000	Common Stock	Regulation D, Rule 506(b)
05/2017	$2,868,406	Preferred Stock	Regulation D, Rule 506(c)
10/2017	$325,000	Preferred Stock	Regulation D, Rule 506(b)
04/2018	$500,000	Preferred Stock	Regulation D, Rule 506(b)
12/2018	$240,000	Preferred Stock	Regulation D, Rule 506(b)
09/2019	$260,000	Preferred Stock	Regulation D, Rule 506(b)
01/2020	$209,709		Other
03/2020	$20,314		Other
04/2020	$273,629		4(a)(6)
05/2020	$10,000	Preferred Stock	Regulation D, Rule 506(b)
12/2020	$139,294		4(a)(6)
04/2021	$127,131		Other
12/2021	$50,000	Preferred Stock	Section 4(a)(2)
03/2022	$65,000		Other
04/2022	$155,067		4(a)(6)
12/2022	$49,383		Other
05/2023	$88,882		4(a)(6)
09/2023	$85,000		Other
06/2024	$118,807		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
PayPal ❓	01/07/2020	$209,709	$19,948 ❓	0.0%		Yes
EIDL Federal Small Business Loan ❓	03/01/2020	$20,314	$0 ❓	0.0%		
Payroll Protection Program ❓	04/18/2021	$127,131	$0 ❓	1.0%	09/30/2024	
Intuit ❓	03/09/2022	$65,000	$0 ❓	9.99%	09/09/2023	Yes
Christian Braun ❓	12/03/2022	$49,383	$63,003 ❓	0.0%		Yes
Quickbooks ❓	09/05/2023	$85,000	$75,782 ❓	16.0%	09/05/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred Stock	15,000,000	10,813,799	Yes
Common Stock	23,000,000	5,704,764	Yes

Warrants: 56
Options: 282

Form C Risks:

The SEC requires that we identify risks that are specific to our business and financial condition. We are still subject to all the same risks that all companies in our business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history. We have only been in business since 2013. While in that time we have gone from concept to a few hundred thousand users, our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we will be able to reach profitability, or that our results so far are indicative of the results that we may be able to achieve in the future.

Our business depends on our ability to maintain and scale our technical infrastructure. Our reputation and ability to attract, retain, and serve our users depend on the reliable performance of our site and its underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If hobbyDB is unavailable when users attempt to access it, users may not continue using our services.

We operate in a highly competitive space and competition presents an ongoing threat to the success of our business. There have been many entrants trying to reach sub-segments of our target audience and provide similar services. Additionally, we recognize that the large ecommerce firms such as Amazon or eBay might move into our field, potentially disrupting the space. Those large platforms have access to greater financial, technical, and marketing resources, which we may not be able to contend with.

Computer malware, viruses, hacking, phishing attacks, and spamming could harm our business. As social-network hosting information that may be used to identify users and their networks, we may be the subject of computer malware, viruses, hacking, phishing attacks, and spamming. Should we be unable to effectively manage these attacks and threats to user information, we may experience harm to our reputation and our ability to retain existing users and attract new users.

We have historically experienced net operating losses and may not be consistently profitable for the foreseeable future.
We have experienced past net operating losses since inception of hobbyDB and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

Changes to Legislation and Taxes Various U.S. States had enacted marketplace facilitator laws and more states might do so. We will have to be compliant when relevant thresholds are met and are currently changing our business model so that we are not regulated by these marketplace facilitator laws.

Our future plans rely upon assumption and analyses prepared by our management.
Our management has prepared assumptions and analyses that are driving our business plan. If these assumptions prove to be incorrect, or the analyses are applied incorrectly, our financial results may be negatively impacted. Whether actual operating results and business developments will be consistent with our management's assumptions and analyses depend on a number of factors, many of which are outside our control, including, but not limited to:
- Whether we can obtain sufficient capital to sustain and grow its business - Our ability to manage the company's growth - Whether we can manage relationships with key vendors that are needed to provide our services - Competition - Our ability to retain existing key management, to integrate future hires and to attract, retain and motivate qualified personnel - The overall strength and stability of domestic and international economies - Consumer spending habits

You will not have significant influence on the management of the company.
The day to day management, as well as big-picture decisions, will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investment in our securities is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our securities is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Company

Hobbydb Corp

Delaware Corporation
Organized October 2013
2 employees
1500 S Vona Ct
Superior CO 80027 https://www.hobbydb.com

Business Description

Refer to the hobbyDB profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

hobbyDB is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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